Exhibit 1.01

CONFLICT MINERALS REPORT OF PHILIP MORRIS INTERNATIONAL INC.
FOR THE YEAR ENDED DECEMBER 31, 2014

INTRODUCTION
Philip Morris International Inc. (“PMI”, “Company,” “we,” “our”) is a Virginia holding company incorporated in 1987. Our subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes, other tobacco products and other nicotine-containing products in markets outside of the United States of America.
This Conflict Minerals Report (the "Report") is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2014.
Conflict Minerals are defined by the Securities and Exchange Commission ("SEC") as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”). PMI contracts to manufacture a precisely controlled heating device, commercialized under the brand name iQOS, into which a specially designed tobacco product is inserted to create an aerosol, as well as related accessories and parts (collectively, "Covered Products"). We source the Covered Products from only one supplier. The components of the Covered Products contain 3TG; such 3TG are necessary for the functionality or production of the Covered Products. We began the commercialization of iQOS in 2014.
PMI has implemented policies, procedures and a due diligence process to determine whether any of the 3TG contained in the Covered Products are sourced from the Democratic Republic of the Congo ("DRC") or any of its adjoining countries ("Covered Countries"). Under our Conflict Minerals Policy, we may not knowingly procure 3TG that originate from the Covered Countries, unless they are certified as "DRC conflict free."
PMI is far removed from the sources of ores from which the 3TG contained in the Covered Products are produced and the smelters and refiners that process those ores ("SORs"). Therefore, the efforts undertaken to identify the countries of origin for the 3TG reflect both (i) PMI’s position in the supply chain and its particular circumstances, and (ii) the limited amount of information available globally on the traceability and sourcing of these ores.

DUE DILIGENCE MEASURES
A. Design of Our Due Diligence Measures
Our Conflict Minerals due diligence process has been designed to conform in material respects with the Organization for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (2013) (the “OECD Guidance”), as applicable for 3TG and downstream companies (as the term ‘downstream companies’ is defined in the OECD Guidance). Our due diligence measures in relation to Covered Products included:
1. Establishment of Company management systems for Conflict Minerals supply chain due diligence and reporting compliance;
2. Identifying and assessing Conflict Minerals risks in our supply chain;
3. Designing and implementing strategies to respond to Conflict Minerals risks we have identified;
4. Encourage the development of an independent third-party audit protocol for assessing the due diligence practices of SORs relevant to our supplier and Covered Products; and
5. Reporting on our supply chain due diligence activities, as required by Rule 13p-1.

B. Due Diligence Program Elements
1. Management Systems
Conflict Minerals Policy
We adopted a Conflict Minerals Policy, which is posted on our website.
Internal Team
Under the management of our Senior Vice President, Operations, we established a Conflict Minerals Team, comprising a group of relevant subject matter experts from Operations and Legal. The Conflict Minerals Team has responsibility for developing and implementing PMI’s Conflict Minerals compliance strategy, as well as for reviewing the progress and effectiveness of the program going forward. In discharging its responsibilities, the Conflict Minerals Team is authorized to enlist the help from specialists working in various functions throughout PMI whenever necessary. Senior Operations and Finance management have been briefed periodically about the results of our due diligence efforts.
Control System and Supply Chain Transparency
We relied on the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template ("CMRT") that was sent to our direct supplier to collect information on the chain of custody of the 3TG included in the Covered Products, including information about the SORs. The CMRT is generally regarded as the most widely-used reporting tool for Conflict Minerals content and sourcing information and was developed by several of the world’s leading consumer electronics companies.
Supplier Engagement
PMI’s supply agreements relevant to the Covered Products include Conflict Minerals-related provisions requiring our supplier, among other things, not to supply, without our prior consent, products to us that contain Conflict Minerals, to participate in industry-wide or material-specific supply chain mapping and certification efforts and to provide upon request, information on the origin of the products supplied to us, and other information we might require. We also engage with our direct supplier through our own employees that come to the supplier's sites to (i) convey to our supplier our expectations related to a "DRC conflict-free" supply chain and our Conflict Minerals policy, (ii) work closely with our supplier to both obtain relevant information from its suppliers and raise awareness of the Conflict Minerals regulation in its supply chain, and (iii) foster efforts to improve due diligence processes (as described in Section D below). Our supplier's Conflict Minerals Policy states that it engages with its supply chain partners to help ensure compliance with the standards on Conflict Minerals promulgated by the Electronic Industry Citizenship Coalition and that all of its suppliers are required to adopt a policy assuring that 3TG used in the products that they manufacture are "DRC conflict-free."
Grievance Mechanism
PMI has a grievance mechanism whereby employees and suppliers can report concerns regarding PMI’s business conduct and other matters.
Maintain Records
We have a record retention policy applicable to Conflict Minerals-related documentation that provides for retention for prescribed periods.

2. Identify and Assess Risk in the Supply Chain
We reviewed the answers to the CMRT received from our direct supplier for completeness, clarity and consistency. We required our direct supplier to provide clarifications where needed. To the extent we received responses indicating that 3TG contained in Covered Products may have originated from the Covered Countries, we followed up with an additional information request to obtain the necessary details to better assess the reliability of the responses and risks in the supply chain.

3. Design and Implement a Strategy to Respond to Risks
We designed a strategy to respond to risks. When the Conflict Minerals Team becomes aware that the due diligence of our direct or indirect suppliers needs improvement, it will provide information or training and will determine appropriate follow-up actions, if any, to mitigate such risks. Follow-up actions may include, but are not limited to, finding alternate sources of supply or terminating existing supplier relationships, as appropriate. We expect to encourage our direct supplier to implement, and require its suppliers to implement, the due diligence standards reflecting the OECD guidance. Further steps to improve the accuracy of the due diligence process are described in Section D below. For the year 2014, we found no instances where it was necessary to find replacement sources of supply or terminate a supplier relationship.

4. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We rely on the CFSI’s Conflict-Free Smelter Program to perform third-party audits of SORs. We validate whether any 3TG sourced from the Covered Countries is "DRC conflict-free" based on the information provided by our direct supplier and on the information available on the CFSI’s website. We encourage our suppliers to support industry organizations' efforts to ensure that smelters’ due diligence sourcing practices are audited by independent third party auditors.

5. Report on Supply Chain Due Diligence
This Report and our Form SD will be filed with the SEC and are publicly available at http://www.pmi.com/eng/sustainability/Pages/conflict_minerals.aspx.

C. Reasonable Country of Origin Inquiry ("RCOI") and Due Diligence on the Source and Chain of Custody
We do not directly manufacture Covered Products but contract to manufacture them with our direct supplier that in turn uses several hundred indirect suppliers. We do not purchase 3TG directly from mines, smelters or refiners. Therefore, we are far removed from both the sources of ores from which the 3TG contained in the Covered Products are produced and the smelters and refiners that process those ores. For these reasons, we believe that the smelters and refiners of the 3TG contained in the Covered Products are best situated to identify the sources of such 3TG. Consequently, we relied on our direct supplier to provide information regarding the origin of 3TG contained in the Covered Products through the use of the CMRT.

1. RCOI
We asked our direct supplier to provide answers to the CMRT in order to ascertain whether the 3TG contained in Covered Products originated from Covered Countries. We reviewed the answers received from our direct supplier for completeness, clarity and consistency. We required our direct supplier to further examine the responses throughout its supply chain to provide clarifications where needed. We in turn reviewed and followed up on such responses.
After we had received and processed these follow-up responses, we reviewed our RCOI process. We determined that our RCOI process was reasonably designed to obtain information required by Rule 13p-1 and was performed in good faith, noting however steps needed to improve the process (as further described in Section D below).
Based on the evaluation of the responses to the CMRT by our direct supplier, we have reasons to believe that some of the 3TG in the Covered Products manufactured in 2014 may have originated in the Covered Countries and were not entirely from recycled or scrap sources. Accordingly, we conducted further due diligence on the source and chain of custody of 3TG contained in the Covered Products supplied by our direct supplier.

2. Due Diligence on the Source and Chain of Custody
We requested our direct supplier to further inquire as to the origins of 3TG contained in the Covered Products. Our direct supplier further studied the supply chain and informed us that to the extent 3TG used in Covered Products may have originated from Covered Countries, the majority of the relevant SORs were certified as CFSI-compliant. Our direct supplier also indicated that, even after additional follow-up, nearly 25% of its suppliers had not provided adequate responses to the CMRT. We have asked our direct supplier to take additional steps to obtain the missing and unclear information to be able to identify the applicable smelters and refiners of 3TG in its supply chain. However, even after additional efforts, our direct supplier indicated that it was unable to provide all the required SOR information at this time or provide sufficient information linking specific SORs with the Covered Products. Accordingly, we do not know as of this reporting date (i) all of the facilities used to process 3TG contained in the Covered Products manufactured and sold in 2014 or (ii) the country of origin for all 3TG in our Covered Products. For this reason, we concluded that our Covered Products are "DRC conflict undeterminable."

D. Steps to Improve Due Diligence
We expect that more SORs will become validated as “DRC conflict free” through the CFS Program and similar programs, which will increase overall transparency and accessibility to information on geographic location of SOR mines of origin.
We expect to improve our due diligence to further mitigate the risk that 3TG used in our Covered Products might not be "DRC conflict free" by taking the following steps:

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Encourage our direct supplier to follow up with those indirect suppliers that were unresponsive or did not provide sufficient information in 2014, thereby improving both supplier response rates and the quality of supply chain information available to us.

•	Encourage our direct supplier to enforce its Conflict Minerals policy and share the relevant information of such enforcement efforts with us.

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Follow up, or require that our direct supplier follow up, with those of its indirect suppliers that indicated in their response to our direct supplier's 2014 inquiry that they had deficiencies in their Conflict Minerals program in order to provide training to foster the understanding of the Conflict Minerals regulatory requirements.

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Continue to communicate our policy, grievance mechanism, compliance expectations and information requirements to our current direct supplier, any future direct suppliers and down the supply chain to their suppliers. We also encourage such suppliers to implement responsible sourcing consistent with our policy.

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Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing through our policy and pursue procurement practices that encourage suppliers to purchase Conflict Minerals from audited smelters and refiners.

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Continue our supplier engagement and capacity building efforts through our supplier inquiry and by directing suppliers to training resources available through industry associations and the CFSI, in order to improve response rates and information quality.

•	Encourage responsible sourcing by suppliers of 3TG in the Covered Countries through SORs validated as "DRC conflict free."

•	Encourage our direct supplier to improve due diligence efforts consistent with the OECD Guidance.

E. Independent Private Sector Audit
Pursuant to Rule 13p-1, an independent private sector audit is not required for this Report.